MUSHIN

A BOUTIQUE SPORTS LOUNGE



Mission

The Company: Be the #1 Intl. Sports Bar in Oakland

Mushin is a boutique sports lounge curated for sports loving individuals, working professional, and tastemakers in the community. It's a blend of lounge and sports bar experience

Our Mission

Drive international sports viewing culture in Oakland while supporting domestic leagues such as the NBA, HNL, NFL and MLB teams

Our Promise

Offer great service, quality products and a diverse community center that embraces international cultural lifestyle



Business Model


Boutique Sports Lounge: The intersection of Lounge & Sports Bar
Membership: Elevated perks and exclusive benefits
Premier Location: International and domestic sports viewing experience



Problem & Solution

MUSHIN

No International focused sports bar in Oakland

Build the best international sports bar in Oakland while catering to domestic sports as well

Most Oakland sports bars do not cater to international sports fans

Offer diverse international sporting events, while connecting both local & international audiences

Basic food program

Offer an elevated and internationally inspired food menu

Employees are disposable

Create transferable jobs for our employees by opening multiple locations

Don't embrace technology

Use cutting edge technology to enhance the customer experience, stream-line operations and marketing

COVID19

With indoor capacity limited due to the Novel Corona Virus we will initially offer a Members Only Program to limit exposure to our employees and customers

Lead Team

Baba Afolabi

Over 15yrs of bar and restaurant management.

- **GM/ Founder**
- Business development expert
- Visionary leader with people management skills
- Was responsible for growing a IKEA Food Service department to $5.6M revenue within 5yrs.

Kola Shobo

Over 10yrs of bar and event management.

- **Managing Partner**
- Strong organizational skill
- Expert in Oakland nightlife business
- An influencer with extensive connection to local celebrities and community leaders

Chazz Lovelace

Over 15yrs of Management.

- **Partner & Management Support**
- Change management expert
- Customer experience and business management consultant
- Digital transformation specialist

MUSHIN
A BOUTIQUE SPORTS LOUNGE

Market size

Market

$710 billion: Food & Drink sales
$26 billion: Revenue
1.4%: Industry sales increase in nominal terms.
0.3%: Industry sales increase in real (inflation-adjusted) terms.
69,987: Locations
19.3m Number of people who went to bars or nightclubs in casinos

Employees

$64.08 Revenue per employee
393k Industry Employees
590k Bartenders (including at Restaurants)
5.56 Average number of employees per establishment
$4.55bn Total wages

Alcohol Consumption and Customers

42% Sales share of beer and ale
30.6% Sales share of distilled spirit drinks
10% Sales share of wine
196.9m Beer barrels sold
24.3m People who bought beer
6.91m People who bought wine

Oakland market

Population 400K plus
Downtown Daytime Population 200K plus
Average income $67,413
Males: 206,137 (49.8%)
Females: 207,638 (50.2%)
Median age (36yr)

New Oakland

Oakland has become a tech hub
Oakland has 3 major sport teams
Oakland has the most diverse demographic in the Bay
Oakland has the most immigrant population in the Bay Area

As an international sports focused bar, we will outperform all our competitors by hosting every domestic sporting event e.g., NBA Play-off, The Super Bowl, etc. ; as well as international games

Soccer is the most diverse sport in the world and Oakland is an extremely diverse community. Our goal is to explore the possibility of these two worlds.

Marketing & Promotion Plan

- Partner with local sporting fans to be the official viewing location in the East Bay
- Partner with Tech Companies like Square to use Mushin as a social meet-up spot
- Use prints and all social media platforms to create awareness
- Referral & membership programs
- Partner with social & political influencers to use Mushin as a meeting hub
- Create and promote themed events year around

Programs

We plan to create an activate program to keep our members engaged

Programs

- Pay-Per-View Events
- Members Only Events
- Business and Sports Talk Series
- Partner with Local Non-Profits
- Curate International Sport Viewing Event



Floor Plan & Bar Image

Note:

- Secured long term lease
- Construction finished
- Actual bar picture below
- Ready to open (As soon as COVID19 Shelter In Place is lifted)





KITCHEN
(+5" RAISED FLOOR)
HOOD
WOMEN'S
SEE 1/A3.0
MEN'S
SEE 2/A3.0
STOR.
DINING
DINING
DINING
DINING
BAR
TRASH
SERVR PUP
(E) LIFT
UP
DN

MUSHIN
A BOUTIQUE SPORTS LOUNGE


MUSHIN

Technology

- Use our web platform to coordinate viewing parties
- Create community platform that shows capacity and allows table reservation
- Order without waiting for bartenders or waiters
- Free members only Wi-Fi
- Deploy COVID19 screening and monitoring system

MUSHIN

Investment

Total investment raising in this round; $250k

Use for Operating Capital:

- Hiring & Training
- Marketing & Advertising
- Inventory
- COVID19 Safety Supply

Seeking $250K for 1.4% return

6yrs Term